Exhibit 99.1

ABER DIAMOND CORPORATION P.O. BOX 4569, STATION A TORONTO, ONTARIO, CANADA M5W 4T9 TEL 416.362.2237 FAX 416.362.2230 WWW.ABER.CA

NEWS RELEASE

Diavik Diamond Mine 2004 Production Forecast

March 29, 2004 — Toronto, Canada — ABER DIAMOND CORPORATION (TSE-ABZ, NASDAQ-ABER) Aber Diamond Corporation announces that it has been advised by Diavik Diamond Mines Inc., the operator of the Diavik Mine, of a revision to the 2004 production forecast. An ongoing programme of delineation drilling of the A-154 South kimberlite pipe has identified a shell of low-grade kimberlite mud surrounding the ore body and persisting to approximately the 320 metre bench level in the open pit. This low-grade material will continue to dilute the grade of ore processed through a substantial period of 2004. Because the kimberlite mud has not been adequately recovered in earlier ore reserve estimation drilling, its diamond content, and therefore its dilutive effect, is not well understood. On the basis of a processing rate of 1.7 million tonnes for 2004, the projected diamond production is expected to be in the mid to upper range of 7 to 8 million carats as compared to the earlier forecast of 8.2 million carats from the same quantity of processed ore.

The capacity of the processing plant, as designed, is 1.5 million tonnes. Operating experience during the ramp-up period to date suggests that 1.7 million tonnes may be viewed as an appropriately conservative estimate of current processing capacity, but the opportunity exists to expand this if various operational efficiencies are realized. With the recent addition of three haul trucks, the mining capacity is no longer a production limitation. The project will continue to ramp-up during 2004 and the ultimate processing capacity has yet to be determined.

The Diavik Diamond Mine is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife, Canada. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

This news release contains "forward looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this release, words such as "estimate", "expect", "anticipate", "projected", "planned", "forecasted" and similar expressions are intended to identify forward-looking statements — which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this release, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:
Robert A. Gannicott, President and Chief Executive Officer — (416) 362-2237 (ext. 225)
Amir Kalman, Manager, Investor Relations — (416) 362-2237 (ext. 244)